Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: lliad Holdings, Inc.
Commission File No.

425 Legend copy to come

INTEROFFICE MEMORANDUM

DATE:	February 5, 2007

TO:	All Employees

FROM:	Stephen A. Snider

SUBJECT:	Universal and Hanover Announce Definitive Merger Agreement
As you know, Universal has grown over the years by investing in and growing our fleet, as well as by a number of mergers and acquisitions. This morning, the attached press release was issued to announce the signing of a definitive agreement for the merger of Universal Compression and Hanover Compressor Company. While I realize that this announcement creates some uncertainty, I believe that this merger is a great opportunity for all of us at both Universal and Hanover.
We encourage you to learn the currently-available details of the merger by:
1.	Reading the attached press release

2.	Listening to today’s investor conference call, which will include a presentation to investors by Steve Snider (Universal’s CEO) and John Jackson (Hanover’s CEO). You can listen to this conference call “live” at 10:00 Central Time today by going to www.universalcompression.com and clicking on “View UCO Investor Relations” and then “Presentations and Webcasts.” A recording of this conference call will also be available at this same location if you prefer to listen later.
In addition, we will be visiting with as many of you as possible, as quickly as possible following this announcement:
•	At 7:45am today, I will be hosting a meeting for our Houston shop employees in the Houston Fabrication facility to discuss the merger.

•	Today at 11:30am, I will be hosting a meeting for the remainder of our Houston employees. This meeting will be held in the Atrium of our Houston Headquarters building.

•	Management will be visiting many of our worldwide regional locations to talk with our employees outside of Houston. These regional visits will begin early this week and continue through the next few weeks.
Through the course of the next several months prior to the closing of the merger, we will use many communication methods (employee meetings, email, voice mail, intranet postings, mailings, etc.) to explain the merger process and to answer your questions.

Since we’re in the early phase of this transaction, we will not have definitive answers to many of your questions particularly pertaining to organization structure. However, we are committed to communicating our progress with you on a regular and timely basis. In the meantime, if you have any general questions about the merger, we’ve established a dedicated email address (mergerquestions@universalcompression.com), and a voice mailbox will be available soon. Our plan is to post your questions anonymously to our Intranet site along with the responses so that all employees can benefit from the information.
The closing of this transaction, which is subject to a number of factors, is expected to take several months. Until then, Universal and Hanover remain competitors and you should continue to run your day-to-day operations as such.
I appreciate all of your hard work and contributions in the past, and I’m very excited about the opportunities this transaction presents for our employees, customers and stockholders in the future!

Additional Information
In connection with the proposed merger, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

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